DUNDEE CORPORATION

Management’s Discussion and Analysis

DUNDEE CORPORATION (the “Company” or “Dundee Corporation” (formerly Dundee Bancorp Inc.)) is primarily a holding company dedicated to wealth management, real estate and resources through a variety of business activities and investments.  Certain of these activities are carried out directly through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings.  In each case, these investments include both publicly traded and private companies, and depending on our percentage ownership, will be afforded different accounting treatments in our consolidated financial statements.

Because we operate in three different industry sectors and because our investments differ by ownership, structure and associated accounting requirements, it often appears complex to analyze our results.  It is important to mention that we do not view our Company as a fund, nor do we concern ourselves about the daily trading prices in the marketplace.  For the most part, we have founded and built the companies that we own and we take an active role in their development, if necessary.  As such, during any period, the market value of our holdings may change and the amounts that we record as investment gains and losses may fluctuate significantly.

This Management’s Discussion and Analysis has been prepared to include the requirements of Form 51-102F1 issued by the Canadian Securities Administrators and has been prepared with an effective date of March 24, 2005.

OPERATING SEGMENTS

WEALTH MANAGEMENT

The wealth management segment consists of the operations of our subsidiary, Dundee Wealth Management Inc. (“Dundee Wealth”), and the operating subsidiaries of Dundee Wealth.  At December 31, 2004, we owned a 67% interest in Dundee Wealth, which was diluted to 64% in March 2005.  This segment also includes our international wealth management operations which are conducted through our wholly owned subsidiary, The Dundee Bank, which is located in the Cayman Islands, and our banking activities conducted through our wholly owned subsidiary, Dundee Wealth Bank, which is scheduled to commence operations in 2005.

REAL ESTATE

The real estate segment consists of our 86% interest in Dundee Realty Corporation (“Dundee Realty”), a company operating primarily in the land and housing business, supplemented by the ownership of select revenue properties.  Our real estate segment also includes our 32% interest in the Dundee Real Estate Investment Trust ("Dundee REIT").

RESOURCES

The resources segment consists of our holdings in a variety of resource entities, including our 51% owned subsidiary, Eurogas Corporation (“Eurogas”), our 21% interest in Dundee Precious Metals Inc. ("Dundee Precious") and our 14% interest in Breakwater Resources Ltd. ("Breakwater").

OTHER INVESTMENTS AND CORPORATE COSTS

Our remaining investments and the operating results from these investments have been included in our other investments and corporate costs segment.  These investments may be accounted for on an equity basis if they are subject to significant influence by the Company, or they are accounted for at cost.  This segment also includes our general corporate overhead costs, which are not specifically allocated to any operating division.

DUNDEE CORPORATION

SELECTED CONSOLIDATED FINANCIAL

INFORMATION OF DUNDEE CORPORATION

PERFORMANCE MEASURES AND BASIS OF PRESENTATION

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are reported in Canadian dollars.  Dollar amounts referred to throughout this Management’s Discussion and Analysis, including tabular amounts, are reported in Canadian dollars.  Management believes that important measures of the Company’s operating performance and that of its subsidiaries include certain measures that are not defined under GAAP and as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant to an understanding of the economics of our business:

  “AUA” or “Assets under Administration” represent the period-end market value of client assets administered in respect of which Dundee Wealth earns commissions, trailer fees and administrative or other similar fees.  AUA are not reflected on the Company’s balance sheet.  To the extent that AUA are managed by Dundee Wealth, such assets may also be included in their respective AUM.

  “AUM” or “Assets under Management” represent the period-end market value of client assets managed by Dundee Wealth on a discretionary basis in respect of which Dundee Wealth earns an investment management fee.  AUM are not reflected on the Company’s balance sheet.

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  “EBITDA” represents earnings before interest, taxes, depreciation and amortization earned directly by Dundee Wealth.  The Company uses this measure as a supplement for net earnings and cash flows in the wealth management segment.

  “Operating Earnings before Interest, Taxes and Other Non Cash Items” and “Operating Earnings” are set out in the consolidated statements of operations of the Company.  While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings of the Company.

ACCOUNTING POLICIES AND ESTIMATES

Certain accounting policies are critical to understanding the results of operations and financial condition of the Company, and some of these policies require management, or management of investee companies, to make certain judgements and estimates on matters that are uncertain.  Changes in estimates may have a material impact on the Company’s financial results and condition.  Significant accounting policies and new policies adopted in 2004 are discussed in notes 1 and 17 to the 2004 audited consolidated financial statements of the Company (“2004 Audited Consolidated Financial Statements”).  Some of the more significant judgements and estimates made by management are discussed below:

Business Combinations – Management uses judgement in applying the purchase method of accounting to business combinations and, specifically, in identifying and valuing intangible assets and liabilities acquired on acquisitions.  In certain cases, intangible assets are valued using a discounted cash flow model which is subject to a variety of assumptions, and in other cases, the identification of current versus non current assets is required, which is subject to much judgement.  The value placed on the acquired assets and liabilities will have an effect on the amount of goodwill, or in certain cases, negative goodwill, that the Company may record on acquisitions.

Carrying Value of Investments – Investments in publicly and privately issued securities are generally carried at cost.  From time to time, management assesses whether a write-down is required to reflect an other than temporary decline in value.  To complete its assessment, management will look at a number of factors, including the market price of the security, if available, the conditions and prospects of the underlying business including its profitability, and comparable valuations.  We may also use other valuation techniques such as discounted cash flow valuation models.  Many of these factors require management to make subjective estimates.  Where appropriate, an investment provision will be made against the carrying value of the investment.  Under current GAAP, any subsequent recovery in the value of an investment that has been provided for cannot be realized until the investment is disposed of.  Investment provisions are reflected as a separate line item on the consolidated statements of operations.

Fair Value of Other Financial Instruments – Certain financial instruments, including brokerage securities owned and brokerage securities sold short, are stated in the consolidated financial statements at their fair value, with unrealized gains and losses being reported in earnings.  Fair value is usually determined based on quoted market prices.  Where quoted market prices are not available, management applies various assumptions to estimate their fair value including prevailing market rates and prices on instruments with similar characteristics.  Imprecision in estimating these factors can affect the amount of gain or loss recorded for a particular instrument.  In addition, quoted market values at any point in time may not represent what the Company would realize at the time that an investment is ultimately disposed of.

Goodwill and Other Intangible Assets Impairment – Goodwill and other intangible assets with an indefinite life are subject to value-based impairment testing at least annually.  Determining the useful lives and values of intangible assets requires judgement by management.  To assess possible impairment of intangible assets, we have developed several models that provide for changes in various business measures.  In the case of Dundee Wealth, these would include changes in AUA and AUM, as well as an estimate of forward earnings.  These models are applied consistently from year to year.

DUNDEE CORPORATION

Allowance for Credit Losses – In accordance with brokerage industry practice, client transactions within Dundee Wealth are entered into on either a cash or margin basis.  When credit is extended to a client to purchase securities, the securities are held as collateral for the amounts loaned.  Clients purchasing securities on margin must maintain collateral in their accounts in accordance with regulatory guidelines.  Dundee Wealth has established an allowance for credit losses, consisting of specific and general components based on management’s estimate of such losses.  Dundee Wealth compares the amount loaned to each client with the market value of securities held in such accounts to determine the provision for credit losses.  The market value of the securities held as collateral can fluctuate daily based on market forces, which could lead to an unexpected increase in the provision for additional credit losses.

Provision for Litigation – The Company and its subsidiaries are defendants in various legal actions, many of which relate to activities of entities that we acquired and which arose prior to the date of acquisition.  The Company’s operating results include a provision for potential liabilities in respect of these matters, which provision is determined using management’s best estimates based on the facts and circumstances of each claim on a case by case basis, taking into consideration all information available to the Company.  The claims are reviewed every quarter, or as new information becomes available.  In certain cases, legal claims may be covered under the Company’s various insurance policies.

Stock Based Compensation – Management uses the Black-Scholes option pricing model in determining the value of its stock based compensation expense.  Application of the Black-Scholes option pricing model requires inherent estimates including estimates in expected dividend yields, expected volatility of the underlying shares and expected life of the stock option granted.  Management reassesses each of these factors with each grant of stock options.  Incorrectly estimating the value of stock option awards may impact on the operating results of the Company.

Income Taxes – Management estimates income taxes payable and the value of future income tax assets and liabilities and assesses the realization of these future tax assets regularly to determine whether a valuation allowance is required.  Management determines whether it is more likely than not that those future income tax assets will be realized prior to their expiration using various factors including estimated future earnings based on internal forecasts, cumulative tax losses in recent years, history of tax loss carry forwards as well as prudent feasible tax planning strategies.  The amount of future income tax assets could be reduced in the future by a charge to earnings if forecasted earnings during the tax loss carry forward period is not achieved, or not likely to be achieved.  Tax balances may also change as a result of proposed or enacted governmental changes in the statutory rate of taxation.

Valuation of Other Assets – Real estate assets such as land under development and housing and condominiums, are stated at the lower of cost and net realizable value.  In calculating net realizable value, management must estimate future cash flows from land that is not yet sold but under development, and discount these estimated cash flows at a rate that includes a risk factor appropriate for each particular project.

In the case of oil and gas properties, the amounts recorded for depletion and depreciation and the provision for future site restoration and abandonment costs are based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions.  Although some of these calculations are supported by reports of third party independent consultants, they are, in some instances based on the net present value of future cash flows and tax rates which are subject to assumptions.

DUNDEE CORPORATION

CHANGES IN ACCOUNTING POLICIES ADOPTED IN 2004

In 2004, the Company adopted the CICA’s requirements under CICA Handbook Section 1100, “Generally Accepted Accounting Principles”, which establishes standards for financial reporting and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures.  On implementation, our real estate division revisited its policy in respect of revenue recognition on revenue generating properties and its policy in respect of the amortization of such properties.  In previous years, revenues from leases on revenue properties that included a contractual increase in basic rents were only subject to straight-line recognition of such increase over the lease term if such increase exceeded increases in the projected Consumer Price Index.  The real estate segment is now required to recognize this revenue over the term of the lease, regardless of its magnitude.  Revenue properties were previously amortized using the sinking fund method.  Under new requirements, these properties are amortized on a straight-line basis.  In accordance with GAAP, both of these adjustments were applied prospectively with an effective date of January 1, 2004, and decreased equity earnings in respect of Dundee REIT in 2004 by approximately $2.7 million.

The Company’s resource segment implemented the requirements of CICA Accounting Guideline 16 “Oil and Gas Accounting – Full Cost” during 2004.  This standard requires the recognition of an impairment when the carrying amount of oil and gas properties exceeds their undiscounted future cash flows based on estimated commodity prices.  The implementation of this standard had no effect on the 2004 Audited Consolidated Financial Statements of the Company.  The resource segment also implemented the requirements of CICA Handbook Section 3110, “Asset Retirement Obligations”.  This standard requires that we include an estimated present value of a potential liability for abandonment and reclamation costs in the carrying value of oil and gas properties.  This liability will accrete until we settle the retirement obligation.  Actual abandonment and reclamation costs incurred are charged against this liability and a gain or loss is calculated for the difference between the actual costs and the value of the liability at the time of reclamation.  In previous years, these costs were provided for over the life of the reserves using the unit-of-production method.  Some of our equity accounted investments were also required to implement the requirements of this new standard.  In accordance with GAAP, the effect of these changes are to be applied retroactively.  Therefore, we restated our 2003 consolidated operating results and our December 31, 2003 consolidated balance sheet.  The effect to our 2003 consolidated balance sheet and consolidated operating results is detailed in the table that follows:

Balance Sheet Items as at December 31, 2003

In 2004, the Company adopted CICA Accounting Guideline 13, “Hedging Relationships”, which deals with the requirements surrounding the identification, designation, documentation and effectiveness of hedging transactions for purposes of applying hedge accounting.  The Company also implemented CICA Handbook Section 3063, “Impairment of Long-lived Assets”, which provides guidance on impairment testing of

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 long-lived assets.  In the case of our real estate division, if events or circumstances indicate that the carrying value of a revenue property may be impaired, a recoverability analysis is performed based on estimated undiscounted future cash flows which, if lower than the carrying value, would necessitate an impairment loss to be recognized.  Prior to January 1, 2004, revenue properties were stated at the lower of historic cost less accumulated depreciation and the net recoverable amount.  The implementation of these new pronouncements had no impact on reported financial results.

SEGMENTED OPERATING RESULTS

For the year ended December 31, 2004 compared with the year ended December 31, 2003

SEGMENTED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004

DUNDEE CORPORATION

SEGMENTED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003*

*

Information for 2003 has been reclassified to conform to the presentation adopted for 2004 and has been restated as outlined in note 17 to the 2004 Audited Consolidated Financial Statements.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004 compared with the year ended DECEMBER 31, 2003

HIGHLIGHTS

Net earnings for the year ended December 31, 2004 were $65.8 million or $2.61 per share compared with $121.0 million or $4.80 per share for 2003.  Earnings in 2003 included a dilution gain of $32.7 million resulting from a decrease in our ownership of Dundee Wealth following Dundee Wealth’s equity financing and subsequent acquisition of Cartier Partners Financial Group Inc. (“Cartier”).  Earnings in 2003 also included an extraordinary gain of $20.0 million representing the non-allocated negative goodwill resulting from the plan of arrangement with Dundee Realty.  The details of these transactions are outlined in note 2 to the 2004 Audited Consolidated Financial Statements.

DUNDEE CORPORATION

Dundee Corporation generated operating earnings before interest, taxes and other non cash items of $196.3 million for 2004, a 25% increase over last year’s results of $156.6 million.

In 2004, operating results of our wealth management segment included the operating results of Cartier, a company which was acquired on December 30, 2003 and which Dundee Wealth is in the process of integrating into its operations.  The former Cartier operations account for approximately $171.3 million in revenues, $130.8 million in variable compensation costs and $40.0 million in selling, general and administrative expenses in 2004, before the interest of non controlling shareholders.  Dundee Wealth estimates that it incurred approximately $15.5 million in costs related to the integration process.  At acquisition, Dundee Wealth anticipated higher than normal operating costs over an estimated integration period of 18 to 24 months.  It also estimated that integration costs would extend throughout this period, although certain of the duplicated costs would gradually be eliminated.  While Dundee Wealth anticipates that the $40.0 million of former Cartier costs will gradually decrease as the integration period progresses, costs within normal operations will increase with the transfer of business from Cartier’s systems platforms.  Additional information on the results of Dundee Wealth (TSX:DW), as reported by Dundee Wealth, can be found at www.sedar.com or www.dundeewealth.com.

Our real estate division reported operating earnings before taxes of $38.8 million for 2004, more than doubling the $14.8 million reported in 2003 following the plan of arrangement.  During the third quarter of 2004, Dundee Realty completed the registration of the first tower of the Pantages condominium project in downtown Toronto, and reported revenues of $50.6 million in the second half of 2004.  With respect to our interest in Dundee REIT, we recognized equity earnings and dilution gains of $10.9 million in 2004 compared to $10.6 million in 2003.

Our investment income was $69.9 million for the year ended December 31, 2004.  This compares with $44.5 million earned in 2003.  Our 2004 investment income included $26.8 million earned from Dundee Precious in the second quarter of 2004.  During 2004, Dundee Precious was transformed from an investment company to an operating mining company and its investment management contract with Dundee Wealth was subsequently terminated.  Dundee Precious issued 4,625,000 common shares and an option to purchase a further 2,500,000 common shares at a price of $7.31 per share to Dundee Wealth in settlement of its termination payment.  The Company acquired the shares and the option from Dundee Wealth and immediately exercised the option.  As a result, the Company’s interest in Dundee Precious was increased to approximately 21% and we began to account for our investment in Dundee Precious on an equity basis.  Investment income in our resources segment also included $26.3 million from the elimination of our ownership of the remaining shares of IAMGold Corporation, which position was acquired when our affiliate, Repadre Capital Corporation, was taken over by that company in 2003.

In accordance with accounting requirements, stock based compensation is now expensed based on a fair value calculation at the time an award is granted and is then amortized over the vesting period.  During 2004, we recognized stock based compensation expense of $15.2 million, before the interest of non controlling shareholders.  Included in this amount is Dundee Wealth’s stock compensation of $9.1 million, including costs associated with one-time replacement options issued to former Cartier option holders soon after the closing of the acquisition of that company.

WEALTH MANAGEMENT

In 2004, the wealth management division generated operating earnings of $77.7 million on revenues of $606.6 million.  This compares with $44.3 million of operating earnings on revenues of $354.2 million earned in 2003.

Dundee Wealth Management Inc.

Dundee Wealth’s business consists of investment management, financial advisory and capital markets.

The investment management business comprises the portfolio management and financial advisory function for a range of investment products, servicing a variety of clients.  These products include mutual funds, closed-end investment products, tax-assisted products and portfolio

DUNDEE CORPORATION

 solutions for retail and private client assets.  Dundee Wealth earns management fees, calculated as a percentage of the current market value of the assets managed, and in respect of certain portfolios, may also earn performance fees if the investment performance of the portfolio exceeds its applicable benchmark.  Transactions for purchases of mutual funds are conducted on an initial sales charge basis, with the investor paying commissions directly to the financial advisor, or on a deferred sales charge basis.  Under a deferred sales charge basis, Dundee Wealth pays a commission to financial advisors, but when mutual fund units are redeemed within a certain period, a redemption fee is charged to the investor.  Dundee Wealth also pays trailer fees, calculated as a percentage of managed assets, to financial advisors to assist them in providing ongoing service to clients in respect of assets managed.

The financial advisory business includes a wide range of wealth management products and services that are provided to clients.  Investment products include those managed by the investment management division as well as third party sub-advisors.  Dundee Wealth’s subsidiaries are registered as securities dealers, mutual fund dealers, managing general insurance agents or mortgage brokers, and through these various regulated entities, are capable of providing a full suite of wealth management solutions to clients.  Revenues from the financial advisory business consist of commissions, trailer fees, administrative fees and interest, and are included as “financial services revenues” in our consolidated operating results.  Commission revenues are dependent on the level of sales activity while trailer revenues are dependent on the level of AUA.  In accordance with GAAP, to the extent that fees, commissions or trailer fees are paid by the investment management business to Dundee Wealth’s financial advisory business, they are not reflected in the consolidated financial statements as they are eliminated as intercompany transactions and in our case, these eliminations are material.  Therefore, certain industry comparisons would not be relevant.

Dundee Wealth continued to achieve positive AUM growth throughout all of 2004 which, including growth from market appreciation, reflected strong investment product performance.  This resulted in AUM increasing to $14.5 billion at December 31, 2004 from $12.0 billion at the end of 2003.  As at December 31, 2004, approximately 81% (2003 – 86%) of the total AUM in Dynamic Mutual Funds ranked in the top two quartiles of peer group equivalents as measured by one of Canada’s leading investment fund research firms based on one-year performance and approximately 90% (2003 – 89%) based on three-year performance.  The growth in AUM contributed significantly to growth in Dundee Wealth’s EBITDA and net earnings in 2004.

Management fee revenues for 2004, excluding performance fee revenues, were $222.7 million, an increase of $60.1 million or 37% over the $162.6 million earned in 2003.  The increase results from higher levels of average AUM, which increased to $12.2 billion in 2004 compared with average AUM of $9.2 billion in 2003.  Current year management fee revenues include $9.7 million generated by the investment management operations that were previously part of Cartier.  Although Dundee Wealth has the ability to earn performance fees on approximately $2.8 billion of AUM in 2004 versus 2003, because of the different types of funds which may generate these fees, the performance fees earned from year to year may vary, and such variances may be significant.  In 2004, Dundee Wealth earned performance fee revenues of $13.5 million compared with $28.9 million in 2003.

DUNDEE CORPORATION

Financial services revenues in Dundee Wealth grew to $328.4 million in 2004 compared with $147.8 million earned in 2003.  Retail commission and trailer revenues increased to $244.6 million from $74.8 million earned in 2003 and included $161.6 million generated by advisors acquired as part of the Cartier transaction.  Principal trading and corporate finance revenues also contributed to growth in financial services revenues, increasing to $49.9 million in 2004 from $43.9 million in 2003.  During 2004, the brokerage segment of Dundee Wealth participated in 224 public and private investment banking and corporate financing transactions (2003 – 176 transactions), which collectively raised approximately $18.2 billion (2003 – $11.3 billion).

Total expenses in Dundee Wealth were $524.3 million in 2004, up from $304.9 million in 2003, an increase of $219.4 million.  Variable compensation costs accounted for $147.7 million of this increase and were generally consistent with the growth in financial services revenues.  Dundee Wealth has experienced a decline in contribution margin from financial services revenues.  This decline is consistent with expectations following the Cartier transaction as a substantially higher portion of Cartier revenues are mutual fund related and subject to a higher commission payout.

Selling, general and administrative costs in Dundee Wealth have increased by $67.7 million in 2004 compared with 2003.  As previously discussed, selling, general and administrative costs included approximately $40 million in 2004  from the former Cartier business, $16 million of which were directly associated with the integration of Cartier advisors.

The prepayment of the Dundee Precious contract resulted in an additional $26.8 million of pre-tax earnings, which has been included in our consolidated results as investment income.  In addition, as our interest in Dundee Wealth was diluted in December 2003 following Dundee Wealth’s equity financing and the Cartier business acquisition, non controlling interest in the earnings of the wealth management division increased to $20.2 million in 2004 compared with $8.2 million in 2003.

The Dundee Bank

Our international wealth management operations are conducted through The Dundee Bank, incorporated under the laws of the Cayman Islands.  The Dundee Bank holds a Category B Banking License and a trust license from the Cayman Island Monetary Authority.  The Dundee Leeds Group of Companies, wholly owned subsidiaries of The Dundee Bank, are companies incorporated under the laws of Bermuda, Cayman Islands and the British Virgin Islands and provide administrative services to mutual funds, hedge funds and other investment clients.  The Dundee Leeds Group of Companies also provides accounting, administration, registrar and transfer agency, corporate secretarial and other services relating to the management of offshore companies.

Operating revenues from our international wealth management subsidiaries were approximately $2.7 million in 2004 compared with revenues of $3.1 million in 2003 and were adversely affected by the U.S. – Canadian dollar foreign exchange rate.  The Dundee Bank closed the 2004 year with an operating loss of $1.8 million compared with an operating loss of $1.9 million in 2003.  These results are included in the wealth management segment.

REAL ESTATE

Dundee Realty Plan of Arrangement

Our real estate operations represent another significant business for us and are conducted through our 86% owned subsidiary, Dundee Realty and our 32% ownership interest in Dundee REIT.  On June 30, 2003, we acquired all of the Dundee Realty shares we did not own, through a court-authorized plan of arrangement.  Pursuant to the arrangement, substantially all of Dundee Realty’s revenue properties were transferred to Dundee REIT, a newly created, publicly traded, real estate investment trust.  The remaining business of Dundee Realty, consisting of a land and housing operation and certain other assets which were not appropriate for a real estate investment trust, was acquired by and became a private subsidiary of Dundee Corporation, with certain of Dundee Realty’s management retaining a 15% interest (decreased to 14% in 2004) and has since been reported on a consolidated basis.  Our continuing interest in the assets that are now part of Dundee REIT continue to be accounted for using the equity method.

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GAAP required that we report the increase in ownership in Dundee Realty as a “step purchase” in our 2003 financial statements and allocate the cost of the purchase to each of the individual assets acquired and liabilities assumed based on their fair values at the date of acquisition according to the proportion acquired.  The estimated amounts assigned to assets acquired, net of liabilities assumed, exceeded the cost of purchase in our case and the excess, referred to as “negative goodwill”, in the amount of $115 million, was eliminated in accordance with GAAP by making a pro rata reduction of such amounts that would otherwise be assigned to all of the acquired assets, except for certain financial assets, assets to be disposed of by sale, future income taxes, and other current assets.  As we were only able to apply $95 million to reduce those assets, the remaining excess of $20 million was presented as an extraordinary gain.  The $95 million that has been applied to reduce the carrying value of assets is being amortized to earnings on the same basis as the underlying assets or will be recognized as earnings when assets are sold.

At the time of the arrangement, we owned 43% of Dundee Realty as a result of purchases made historically.  The one line carrying value of our investment at that time was comprised of our purchase price at cost, along with our share of Dundee Realty’s earnings throughout our holding period, reduced by historical negative goodwill.  As we are now consolidating Dundee Realty, our consolidated assets and liabilities related to Dundee Realty in respect of those assets and liabilities that existed on June 30, 2003 and continue to be held, consist of the assignable costs from our previous purchases as well as the assignable costs in respect of the June 30, 2003 step purchase of the remaining interest.  Of the total $115 million noted above, $32 million relates to our historic purchases of interests in Dundee Realty prior to June 30, 2003 and, by virtue of consolidation accounting versus our previous method of equity accounting, is now reflected on a line by line basis in the assets and liabilities of Dundee Realty.

Land and Housing Business

Dundee Realty is a Canadian based real estate company that is involved in land and housing developments and property management and has an interest in certain revenue properties.  Dundee Realty owns in excess of 3,000 acres of land in Calgary, Edmonton, Saskatoon and Regina.  Dundee Realty’s housing business is also active in Saskatoon and Regina, primarily building single family homes, as well as condominiums in Toronto, Ontario and Vail, Colorado.

The core business of Dundee Realty’s land division is the development of master planned residential communities which usually includes some commercial development.  These operations consist of acquiring, owning and developing land for sale.  The vacant serviced land is either sold to third parties who handle the construction or, in some instances, Dundee Realty may conduct the construction of the home, condominium or other such project itself.  Land is initially purchased and considered “held for development” and its carrying value will include pre-development costs, certain interest costs and property taxes.  Land is transferred to “land under development” when a construction project commences.  All development costs are capitalized to the cost of land under development.  Housing and condominium assets are either under construction, or completed and held for sale.  Dundee Realty also earns income from revenue properties owned, and from management and other fees in respect of its 50% interest in the management company that services Dundee REIT and other third parties.

Dundee REIT

Dundee REIT (TSX:D.UN) owns over $1.2 billion of high quality, affordable office, industrial and retail assets.  It focuses on owning, acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada.  Its portfolio consists of approximately 13.6 million square feet in Toronto, Ottawa, Montreal, Calgary and Edmonton.  Dundee REIT aims to provide unitholders with a stable and growing return on their investment through a monthly distribution equal to at least 80% of distributable income earned from an office and industrial property revenue producing portfolio that is

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 diversified by geographic location.  Dundee REIT owns the other 50% interest in the management company that manages rental properties.  Our interest in Dundee REIT is represented by limited partnership units of a subsidiary of Dundee REIT which are convertible into Dundee REIT units at any time.  The limited partnership holds all of the rental properties of Dundee REIT.  In 2004, we reinvested distributions of $17.2 million (2003 - $6.6 million) received from Dundee REIT.  Our interest in Dundee REIT, which stood at 42% at the time of the arrangement, was diluted to 37% at December 31, 2003, and further to 32% as at December 31, 2004, as we did not participate in equity issuances that have been completed by Dundee REIT since its formation.  The equity issuances were used primarily for acquisitions.

It should be noted that our effective ownership interest in the REIT assets did not change as a result of the plan of arrangement, and we continued to use our historical carrying value for that investment as of June 30, 2003.  That carrying value was adjusted to reflect a reallocation for certain taxes associated with the change in the underlying structure of the assets that occurred as a result of the plan of arrangement.

Additional information on the results of Dundee REIT, as reported by Dundee REIT, can be found at www.sedar.com or at www.dundeereit.com.

Real Estate Operating Results

Real estate operations in 2004 reflect a full year of operations as opposed to six months of operations in 2003, as we have only been reporting real estate revenues and expenses since June 30, 2003.  Real estate operating margins of $50.2 million for 2004 (2003 – $18.8 million) have been augmented by $22.9 million before taxes (2003 – $11.6 million) relating to negative goodwill in respect of our historic purchase price discrepancies which was applied against the carrying value of certain assets.  We expect that margins in this business will reduce in future years as this negative goodwill is taken into earnings, either through amortization or as assets are sold.  In addition to these amounts, we earned equity earnings of $10.9 million in 2004 from Dundee REIT compared with $10.6 million in 2003, which included $6.3 million from Dundee Realty prior to the plan of arrangement and $4.3 million from Dundee REIT since its formation on June 30, 2003.  Approximately $9.4 million of equity earnings for 2004 were the result of dilution gains.  Dundee REIT has been making monthly distributions of $0.183 per unit and our distributions for 2004 were approximately $17.2 million.  For 2003 and 2004, we have elected to receive additional units in lieu of cash distributions.

Results from revenue properties in 2004 include the operations of the 50% owned Historic Distillery District as of its acquisition in October 2004, as well as the ongoing results from operating the Arapahoe Basin ski area in Colorado.  Land operations reflect the sale of approximately 1,000 housing lots for 2004 in addition to sales of multi family and commercial parcels in our markets of focus which include Edmonton, Calgary, Regina and Saskatoon.  Sales volumes are projected to grow over the five year planning period of 2005 – 2009.

In the housing and condominium area, we recently completed the two towers at the Pantages development in downtown Toronto which had over 700 units for sale.  Revenues and operating costs in 2004 included $50.6 million and $38.9 million, respectively, in respect of the first tower (with the second tower to be included in earnings in 2005).  There are currently approximately 50 units remaining to be sold in these projects.

DUNDEE CORPORATION

RESOURCES

Net earnings from our resources segment, before dilution gains and income taxes, declined to $28.2 million in 2004 from $39.7 million in 2003.  This decline is largely attributable to a decrease in investment income which includes income from the disposition of some of our non-core resource holdings, including our remaining interest in IAMGold Corporation.  Our core holdings in the resources sector are discussed in greater detail in the following paragraphs.

Eurogas Corporation (“Eurogas) and Great Plains Exploration Inc. (“Great Plains”) – Plan of Arrangement

In 2004, Eurogas (TSXV:EUG) and Great Plains (TSX:GPX) completed a plan of arrangement whereby substantially all of Eurogas’ Canadian assets were transferred to Great Plains.  As a result of the exercise of certain options, our interest in Great Plains was diluted to approximately 49% following the plan of arrangement and has since been reduced further to 24% due to equity issuances by Great Plains.  In accordance with GAAP, we no longer consolidate the accounts of Great Plains as of June 30, 2004 and we apportioned approximately $9.8 million of the cost of our consolidated ownership interest in Eurogas to Great Plains.  At December 31, 2004, we held approximately 8.0 million shares of Great Plains and our investment is now accounted for on an equity basis with 2004 equity losses aggregating $1.2 million.  Additional information on the results of Great Plains, as reported by Great Plains can be found at www.sedar.com or at www.greatplainsexp.com.

We continue to own 51% of Eurogas and are accounting for Eurogas on a consolidated basis.  Following the plan of arrangement, Eurogas is focused on creating long term value through the development of high impact international energy projects.  Eurogas retained its interest in Tunisia and Spain, and its interest in two minor natural gas producing properties in Canada.  Currently, Eurogas is progressing on three major projects.  Eurogas is focused on the development of a major underground natural gas storage facility (the Amposta Project) in Spain, the development of probable oil reserves on its 45% interest in Sfax permit offshore in Tunisia and the participation in oil and gas exploration activities on its 20% interest El Harma permit located in the Tunisian portion of the Gadames Basin.  In January 2005, Eurogas announced that it had encountered the presence of oil throughout the Montsia section of the Amposta Montsia Reservoir.  Eurogas proposes to convert the Amposta reservoir into a major underground natural gas storage facility after the removal of oil believed to remain in significant attic areas of the abandoned Amposta oil reservoir.

In December 2004, Eurogas completed a rights offering for 19.4 million common shares at a subscription price of $0.39 per share.  The issue was fully subscribed, raising a total of $7.6 million.  The proceeds will be used to finance Eurogas’ ongoing drilling and exploration programs in Spain and Tunisia.  We participated in the offering and acquired 10.3 million additional shares of Eurogas for $3.9 million, maintaining our 51% ownership interest.

Our consolidated operations included approximately $0.1 million in net earnings from Eurogas on revenues of $4.5 million, before non controlling interest.  Earnings in 2003 are not comparable with 2004 as they reflect the operations of Eurogas as well as the operations of Great Plains which, for 2004, were accounted for on an equity basis.

Additional information on the results of Eurogas, as reported by Eurogas can be found at www.sedar.com or at www.eurogascorp.com.

Dundee Precious Metals Inc.

Effective April 1, 2004, Dundee Precious (TSX:DPM) changed from a closed-end investment company managed by Dundee Wealth’s investment management subsidiary to an operating gold mining company. Dundee Precious, in addition to the remaining $174 million of securities it owns in its investment portfolio, currently owns the Chelopech Mine, a gold/copper mine, which is being redeveloped and expanded, and the Ada Tepe feasibility stage gold project, both in Bulgaria, as well as a number of active exploration properties in the Central and Eastern Rhodope regions.  In addition, Dundee Precious has an option to earn a 60% interest in the Black River Project, which encompasses certain exploration properties located in Nunavut in the Canadian Arctic.

DUNDEE CORPORATION

Dundee Precious’ investment portfolio holdings are concentrated in the mining sector, and are principally focused on the exploration, development and production of precious metals and mineral properties throughout the world.

Since we began to account for Dundee Precious on an equity basis, we have recognized $1.4 million of equity earnings, including $0.4 million in dilution gains.  On December 31, 2004, we held approximately 11.4 million shares of Dundee Precious, representing a 21% interest in the company.

Additional information on the results of Dundee Precious, as reported by Dundee Precious can be found at www.sedar.com or at www.dundeeprecious.com.

Breakwater Resources Ltd. (“Breakwater”)

Breakwater (TSX:BWR) is a publicly listed resource company engaged in mining of base metal deposits in the Americas and North Africa.  Breakwater is also engaged in the acquisition, exploration and development of metals.  Breakwater’s principal product is zinc concentrate, although it also produces lead, copper, gold and silver concentrates.  Concentrate production is currently derived from two mines located in Canada and mines located in Chile, Honduras and Tunisia.

In January 2004, Breakwater completed an equity financing, raising net proceeds of $37 million, which were utilized in part for the renegotiation and repayment of debt.  As a result, our previous guarantee of a portion of Breakwater’s debt was terminated at that time.

Breakwater’s gross sales revenues increased by 16% in 2004, to $240.3 million, on 337,000 tonnes of concentrate.  Contribution margin from mining activities increased by $34.5 million to $25.7 million in 2004.  Metal prices were significantly stronger in 2004 and Breakwater realized an average zinc price of US$1,035 per tonne.  Improved metal prices were partially offset by the stronger Canadian dollar.  Breakwater reported net earnings in 2004 of $2.6 million.  Our share of earnings from Breakwater in 2004 was $0.5 million and we further recognized a dilution gain of $2.5 million.

At December 31, 2004, we held 52.1 million shares of Breakwater representing a 14% interest.  We continue to account for our investment in Breakwater on an equity basis as we continue to have significant influence over the affairs of Breakwater through our active participation on its Board of Directors.

Additional information on the results of Breakwater, as reported by Breakwater can be found at www.sedar.com or at www.breakwaterresources.com.

Investment Income in the Resources Segment

Investment income in the resources segment includes $26.3 million from the disposition of our remaining interest in IAMGold Corporation, offset by losses in some of our non core holdings in this segment.

OTHER INVESTMENTS AND CORPORATE COSTS

Corporate Investments

The Company also owns other public and private investment holdings.  Revenues earned from these investments include net realized gains on sales of investments, dividend and interest income.  Certain of the investments are accounted for using the equity method, which will result in the Company recognizing its proportionate interest in the operating results of the underlying investment.  Unrealized gains and losses on investments are not recognized in earnings until realized, although provisions for impairment in value are made when deemed appropriate.

DUNDEE CORPORATION

Selling, General and Administrative Costs

Generally, head office costs, including costs associated with corporate governance and related public company costs are accumulated and reported as head office costs and not allocated to other operating segments.  In 2004, the Company reported corporate selling, general and administrative costs of $18.0 million, an increase of $6.7 million from the $11.3 million reported in 2003.  In 2004, we recognized stock based compensation in respect of our share incentive plans of $0.7 million and recognized an expense of $4.9 million relating to the cancellation of certain options, which was the primary cause of increased expenses.

Interest Expense

The corporate segment incurred interest charges of $11.7 million in 2004 compared with $12.8 million in 2003. Approximately $10.1 million of interest expense in each of 2004 and 2003 related to the Company’s $150 million, 6.70% senior debentures issued in September 1997.

CONSOLIDATED DEPRECIATION, DEPLETION AND AMORTIZATION EXPENSE

EARNINGS PER SHARE

DUNDEE CORPORATION

SUMMARY OF QUARTERLY RESULTS

The wealth management division completed the significant acquisition of Cartier at the end of 2003.  Operations from this acquisition account for the larger average variances in revenues seen throughout 2004 compared with 2003.  As this transaction included equity issuances in our wealth management subsidiary, it also accounted for the large dilution gain realized in the fourth quarter of 2003 and higher non controlling interest from that point forward.  In addition, we expected and experienced higher retail commissions and trailer revenues in the high-volume RRSP season, which occurs in the first quarter of each year within the wealth management segment.  Performance fees are only recognized when they can be determined with certainty and may cause further variances in quarterly earnings.  In the fourth quarter of 2003, we reported $25.6 million of performance fee revenues compared with $7.8 million earned in the fourth quarter of 2004.  In the second quarter of 2004, revenues included $26.8 million of investment income from the Dundee Precious transaction.

We began consolidating the real estate operations of Dundee Realty effective June 30, 2003.  As a result, our revenues and expenses relating to real estate activities have increased starting in the third quarter of 2003.  The extraordinary gain reported in the fourth quarter of 2003 was also related to the consolidation of the real estate division.  During the third quarter of 2004, Dundee Realty completed the registration of the first tower of the Pantages condominium project in downtown Toronto.  Our operating results in the third quarter of 2004 included revenues of $48.3 million and operating margins of $9.6 million from this project and we reported additional revenues of $2.3 million and operating margins of $2.0 million in the fourth quarter of 2004.

Investment income, which is included with other revenues in the above-referenced table, includes income earned from dispositions of our investment holdings.  As an investment gain or loss is only recorded when we dispose of an investment, we expect and experience significant quarterly fluctuations in these amounts.

DUNDEE CORPORATION

REVIEW OF THE FOURTH QUARTER OF 2004

Significant components of the variances in fourth quarter revenues are discussed below:

  Average AUM in Dundee Wealth grew from $10.6 billion in the fourth quarter of 2003 to $13.2 billion in the fourth quarter of 2004, accounting for significant growth in management fee revenues.  Performance fee revenues earned in the fourth quarter of 2004 were $7.8 million compared with $25.6 million earned in 2003.  Included in 2003 performance fee revenues is approximately $5.1 million earned under the terms of the Dundee Precious investment management contract which has since been terminated.  Increases in financial services revenues largely stemmed from the former Cartier operations.  The revenues attributable to the former Cartier financial advisors aggregated approximately $33.7 million in the fourth quarter of 2004.  Correspondingly, variable compensation expense has increased.  As discussed elsewhere in this report, margins have decreased in 2004 as Cartier’s operations consisted of retail mutual fund commissions and trailer revenues which are subject to a higher variable compensation payout.  Expenses in the fourth quarter of 2004 reflected continuing expenses of the former Cartier operations and integration related costs.

  Real estate operating margins were $14.9 million in the fourth quarter of 2004 compared with $17.5 million in the fourth quarter of 2003.  In the fourth quarter of 2003, we recognized an extraordinary gain of $20.0 million in respect of the plan of arrangement and subsequent consolidation of Dundee Realty.

  The wealth management division expanded its investment management and advisory business through another strategic acquisition in December 2003.  The acquisition of Cartier was partially settled by the issuance of shares of Dundee Wealth, and a $190 million equity financing completed by Dundee Wealth in the fourth quarter of 2003.  As a result, our interest in Dundee Wealth was diluted, resulting in a dilution gain of $32.7 million in the fourth quarter of 2003 as the shares issued were at a price in excess of our carrying value in Dundee Wealth.

  DUNDEE CORPORATION

  Investment income includes income earned from the disposition of various investment holdings.  As investment income is only recorded when we dispose of an investment, we expect significant quarterly fluctuations in these amounts.  In the fourth quarter of 2004, investment income was $6.2 million compared with $12.6 million in the fourth quarter of 2003.

FINANCIAL CONDITION

Shareholders’ equity increased from $593.2 million at the end of 2003 to $658.0 million at December 31, 2004.  Significant changes in cash flows are discussed under “Liquidity and Capital Resources”.  The following is a discussion of the other significant changes in balance sheet items from December 31, 2003 to December 31, 2004.

Brokerage Securities Related Balances

Client Accounts Receivable and Client Deposits and Related Liabilities – Client account balances in Dundee Wealth’s brokerage subsidiary represent funds owing from or belonging to clients, and amounts that are pending settlement.  While these amounts may vary significantly on a day-to-day basis, they do not necessarily reflect any change to our financial position.  As at December 31, 2004, client accounts receivable were $282.3 million (2003 – $354.3 million) and client deposits and related liabilities as at December 31, 2004, were $273.3 million (2003 – $336.1 million).

Bank Indebtedness (Call Loan Facility) – Dundee Wealth’s brokerage subsidiary has a call loan facility of $100 million with a Canadian chartered bank, secured by either unpaid client securities and/or securities borrowed or owned by the subsidiary.  The call loan facility is used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity.  Similar to client account balances, amounts borrowed pursuant to this call loan facility may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a change to the Company’s financial position.  Amounts borrowed pursuant to this call loan facility which, at December 31, 2004, totaled $0.4 million (2003 – $21.2 million), were included in bank indebtedness.

DUNDEE CORPORATION

Corporate Investments

We own our business interests through investment holdings.  Other than our consolidated investments, all other investments are recorded as corporate investments on our balance sheet.  As at December 31, 2004, the market value of these corporate investments, excluding the value of our consolidated investments, was $480 million (2003 – $475 million).  Market value is determined using quoted market values for listed securities and carrying values for non-quoted securities and debt instruments.

During 2004, we sold certain investments for proceeds of $104 million, realizing gains of $38 million.  Included in these transactions were proceeds of $34 million generated on the sale of our remaining interest in IAMGold Corporation, $15 million on the sale of marketable securities and $55 million on the sale of other public and private corporate investments.

During 2004, we invested cash of $42 million into new investments or increasing existing positions, including $18 million paid on the exercise of the Dundee Precious Option.  In addition, we paid $28 million to Dundee Wealth in order to acquire the Dundee Precious shares it received in settlement of the termination payment in respect of the investment management contract.  We also reinvested $17 million of distributions received from Dundee REIT into additional units of Dundee REIT.

The market value of our holdings may fluctuate significantly and may be subject to influences that are not directly under our control, including transactions initiated by some of our public investment holdings and global capital market conditions, generally.  Our portfolio activity will vary from period to period, depending on when we decide to sell a particular holding, resulting in investment gains and losses that may fluctuate significantly.

Deferred Sales Commissions

The average commission rate paid on mutual fund sales conducted on a deferred sales charge basis was 4.2%, unchanged from 2003.  Commissions aggregating $60.5 million in 2004 (2003 – $37.7 million) are deferred for accounting purposes and amortized over a five-year period. Amortization of deferred sales commissions was $35.9 million in 2004 (2003 – $42.4 million).  The contingent redemption fee receivable from all assets sold on a deferred sales charge basis, assuming these assets were redeemed at the end of 2004, would have been in excess of $210 million (2003 – $156 million).

Real Estate Assets

DUNDEE CORPORATION

Dundee Realty has been expanding since becoming a subsidiary in mid-2003.  Since that time, it has acquired or committed to acquire approximately $60 million of land, $50 million in western Canada and $10 million in Colorado.  This is in addition to the 50% interest in the Historic Distillery District in downtown Toronto, acquired by Dundee Realty for $20 million in October 2004.  Founded in 1832 by brothers-in-law William Gooderham and James Worts, the Gooderham and Worts Distillery eventually became the largest distillery in the British Empire.  Set on 13 acres in downtown Toronto, the forty plus buildings constitute the largest and best preserved collection of Victorian Industrial Architecture in North America.

The Distillery is now a pedestrian-only village entirely dedicated to arts, culture and entertainment.  Internationally acclaimed galleries, artists' studios and workshops, restaurants, bars and cafés, as well as live music, all form part of this new landmark cultural centre.  Numerous festivals and special events attract tens of thousands of people each month.  The Historic Distillery District is quickly becoming one of Canada's top entertainment destinations.

Dundee Realty paid cash of $18.9 million and accepted a vendor take back mortgage of $1.3 million to acquire its interest in the Historic Distillery District.  The acquisition was financed by way of a $32 million loan provided by a third party.  The loan is secured by the properties of the Distillery and a guarantee from Dundee Realty in the amount of $15 million.

The purchase price paid was allocated to real estate assets as follows:

Dundee Realty’s land holdings include $25 million in respect of the Meadows development in Edmonton.  This development started as a 1,000 acre master planned development and we have so far sold 700 acres, at a faster rate than anticipated.  In the last year we have acquired a further 525 acres adjacent to the original development in order to keep our development vibrant for many future years.  We have entered into a sale agreement to sell 48 acres for approximately $18.8 million, which will be serviced and closed in 2005.  There are three major land holdings in Regina totaling $13 million, two of which, Lakeridge (170 acres) and Wascana View (50 acres), have been under development for several years.  The third area is Westridge (680 acres) including a 270 acre parcel held for many years combined with 410 acres acquired late in 2004. We have key land holdings in Calgary and commitments to purchase additional land in Calgary for $13.6 million.

Housing and condominiums include $16 million for phase two of Pantages which has closed in the first quarter of 2005 including approximately 50 units remaining to be sold.  In addition, we are currently completing construction of a 26 unit condominium development in Beaver Creek, Colorado, recorded at $14.4 million as at December 31, 2004.  All of the units are sold and completion is anticipated in October, 2005.  The Princeton condominium development in Calgary, which will have 77 units, 50 of which have been pre-sold, is under construction with completion anticipated in 2006, currently has a book value of $7.5 million.  We also have a small project of 16 units just commencing in Keystone, Colorado.  The single family housing operations in Saskatoon and Regina sell and occupy 75 – 125 homes per year in each city and as at December 2004, we are holding inventory of $10.1 million.  In spring 2005, we will introduce the 400 unit ‘Pure Spirit’ condominium development at the Historic Distillery District in downtown Toronto.

In the third quarter of 2004, we acquired a further 1.4% interest in Dundee Realty for $1.4 million of which $1.3 million was attributed to land held for development.  The balance of $0.1 million was attributed to non controlling interest.

DUNDEE CORPORATION

Goodwill and Other Intangible Assets

Changes in goodwill and other intangible assets for the 2004 and 2003 years are detailed in the table that follows:

In accordance with GAAP, the acquisition of Cartier was recorded using the purchase method of accounting.  The purchase price was allocated to the assets and liabilities acquired based on management’s estimate of the fair values of these assets and liabilities on the date of acquisition.  On acquisition, the Company identified certain intangible assets including investment management contracts relating to AUM acquired, and funds under administration relating to AUA acquired.  These intangible assets were valued using a net present value model of future cash flows, and were tax effected.  Unlike investment management contracts that have an indefinite life, funds under administration are being amortized over their estimated life of 15 years.  The amount of the purchase price in excess of amounts assigned to the fair value of assets and liabilities was recorded as goodwill.

In the first quarter of 2004, the non controlling shareholder of DWM Inc. (“DWM”), Dundee Wealth’s main operating subsidiary, completed a $25 million equity subscription for additional common shares of DWM.  As the subscription was received as part of a series of transactions resulting from the Cartier acquisition and the subsequent transfer from Dundee Wealth to DWM, the resulting dilution effect of $8.5 million was applied to reduced goodwill in respect of Cartier, instead of being included as a dilution gain in current earnings.  In the remainder of 2004, we reduced goodwill in respect of Cartier by $1.1 million as we completed our assessment of the fair value of assets and liabilities acquired.  In addition, we reduced goodwill by $0.8 million following the disposition of a subsidiary of Dundee Wealth.  Amortization of intangible assets totaled $2.0 million in 2004.  There was no comparable amortization expense in 2003 as the amortized intangible assets were acquired as part of the Cartier acquisition as detailed in note 2 to our 2004 Audited Consolidated Financial Statements.

Corporate Debt

We have two borrowing arrangements at the Dundee Corporation level, with all other corporate debt residing in subsidiary companies.  Our $150 million, 6.7% unsecured debentures mature on September 24, 2007.  On March 14, 2005, Dominion Bond Rating Service confirmed its long-term rating of Dundee Corporation as BB(high) and upgraded the ratings trend from Stable to Positive.  On March 11, 2005, Standard & Poor’s also reaffirmed their rating of the Debentures as BB+/Stable.  The debentures are unsecured however, and place certain restrictions on us and on certain of our subsidiaries to incur additional secured debt.  In April 2004, we renegotiated and extended our revolving term credit facility with a Canadian chartered bank for $55 million to mature on April 28, 2005.  Similar to the Company’s previous arrangements, the facility bears interest on a tiered basis in accordance with the Company’s debt rating.  The Company is in compliance with its financial covenants in respect of this facility.  We utilize the line for cash flow purposes when it is impractical to liquidate holdings, and to better control cash flows in general.

DUNDEE CORPORATION

Dundee Realty currently has about $62.5 million of debt equally divided among revenue property mortgages, land servicing loans, vendor take back financing raw land purchases and housing construction loans.  The revenue property debt is primarily in respect of the Historic Distillery District and to a lesser extent, on our hotel and ski area.  The housing advances primarily relate to the second tower of Pantages which has been paid off since year end, plus individual spec and pre-sold homes in Saskatoon and Regina.  All of the real estate debt is secured by the specific real estate assets to which it relates and in some cases is supplemented by a guarantee from Dundee Realty or its subsidiaries.

Non Controlling Interest

Non controlling interest increased by $48.0 million.  The non controlling interest in earnings during 2004 was $22.5 million (2003 – $8.6 million) of which $1.8 million was distributed as dividends, with the balance reflecting capital transactions completed by investee companies.  Changes in Dundee Wealth’s share capital during 2004 have added $27.5 million to non controlling interest and include the $25.0 million subscription by the non controlling shareholder of DWM, net of $8.5 million booked as a dilution adjustment, and $7.9 million paid by Dundee Wealth to cancel shares under its normal course issuer bid.  The rights offering completed by Eurogas added $4.1 million to non controlling interest, while non controlling interest decreased by $4.2 million as a result of the deconsolidation of Great Plains.  Finally, the step acquisition for 1.4% of Dundee Realty added $0.1 million to non controlling interest.

Subsequent Financing Completed by Dundee Wealth in March 2005

On March 22, 2005, Dundee Wealth issued 4.9 million shares for aggregate proceeds of approximately $47.3 million, net of issue costs, pursuant to a short form prospectus dated March 15, 2005.  As a result, our interest in Dundee Wealth has, subsequent to year end, been diluted from 67% to approximately 64%.  We anticipate that our first quarter 2005 earnings will reflect a resulting dilution gain of approximately $13.4 million.

Share Capital

As at December 31, 2004, there were 24,195,116 Class A subordinate voting shares and 1,048,439 Class B common shares outstanding.  During 2004, we purchased and cancelled 78,016 Class A subordinate voting shares under our normal course issuer bid, or otherwise, at an average cost of $25.08 per share.  Additionally, we issued 11,073 Class A subordinate voting shares under our share incentive plan, adding $254 million to stated capital and we issued a further 21,792 deferred share units to employees, each unit entitling the holder to one Class A subordinate voting share of Dundee Corporation upon retirement.  We recorded share based compensation expense of $0.6 million in respect of these units.

The following table illustrates issuances of shares subsequent to December 31, 2004.

DUNDEE CORPORATION

Options outstanding as at March 24, 2005 are detailed in the tables that follow.

Other Dilutive Securities

There were no other dilutive securities outstanding as at March 24, 2005.

LIQUIDITY AND CAPITAL RESOURCES

Equity Financings Completed by Subsidiaries

Pursuant to the $190 million public offering in December 2003, Dundee Wealth provided an over-allotment option to the underwriters and to Dundee Corporation, each providing for the purchase of up to an additional 1,290,323 Dundee Wealth common shares at the offering price.  These options were exercised in January 2004 and, as a result, Dundee Wealth raised an additional $20 million, net of issue costs of approximately $0.5 million, including our own $10 million equity investment.  In January 2004, DWM received an additional cash subscription of $25 million from its non controlling shareholder pursuant to its pre-emptive right.

In December 2004, Eurogas raised proceeds of $7.6 million upon completion of its rights offering, including our own investment of $3.9 million.  As previously discussed, the proceeds will be used to finance Eurogas’ ongoing drilling and exploration programs in Spain and Tunisia.

Other Significant Sources and Uses of Cash and Cash Equivalents

Cash and cash equivalents increased from $148.7 million at the end of 2003 to $175.5 million as at December 31, 2004.  In addition to cash and cash equivalents, corporate investments with a carrying value of $24 million (2003 – $40 million) are redeemable funds managed by Dundee Wealth.

DUNDEE CORPORATION

Other significant changes in our cash position and significant uses or sources of cash since December 31, 2003 are detailed below:

  During 2004, $60.5 million (2003 – $37.7 million) was utilized to finance deferred sales commissions.  Increases in sales commissions paid reflect higher sales levels in Dundee Wealth.  Sales commission payments were financed internally in both 2004 and 2003, thereby permitting the Company to retain all the management fees associated with these new assets and to receive the tax deduction associated with the commission expense.

  Changes in client balances represented a cash inflow of $9.2 million in 2004 as compared to a $48.2 million cash outflow in 2003.  Trading in brokerage securities owned and brokerage securities sold short generated a cash inflow of $11.3 million in 2004 as compared to a $10.7 million cash outflow in 2003.  As previously noted, while these amounts may vary significantly on a day-to-day basis, they do not necessarily reflect any change to the Company’s financial position.  Consistent with changes in client account balances, amounts owing on the call loan facility in Dundee Wealth’s subsidiary decreased by $20.8 million in 2004, as compared to an increase of $13.8 million in 2003.

  Proceeds from sales of investments were $104 million, of which $42 million was used to acquire new corporate investments or to increase existing positions.  Amounts invested included $18 million paid to exercise the option issued by Dundee Precious.

  Dundee Realty generated cash inflows of $3.8 million in 2004 compared with cash outflows of $7.0 million in 2003.  Dundee Realty’s cash flows for 2004 included $18.9 million relating to the acquisition of the Historic Distillery District.  This acquisition was financed with debt of $16 million.  Operating activities in Dundee Realty generated cash inflows of $28.2 million in 2004 compared with $1.6 million in 2003, including cash proceeds relating to the Pantages project.  During 2004, Dundee Realty paid $19.6 million to acquire land held for development and further expended $8.8 million in development of land inventory.

  During 2004, we paid $1.7 million to acquire our shares for cancellation under the terms of our normal course issuer bid, or otherwise.  In addition, Dundee Wealth paid a further $7.9 million to acquire shares under its own normal course issuer bid.

  During 2004, our subsidiaries paid dividends to non controlling interest of $1.8 million.

  Dundee Corporation made two semi-annual interest payments totaling $10.1 million to its debenture holders in respect of its $150 million, 6.70% senior debentures.  In addition, the Company repaid $49.7 million against outstanding corporate debt, including $45.9 million to reduce the balance owing under our bank revolving term credit facilities.

Many of Dundee Wealth’s subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital, which are usually maintained in cash or other liquid assets.  At December 31, 2004, all regulated entities complied with regulatory capital requirements and securities related entities reported excess capital of over $40 million (2003 – $31 million).

Cash Requirements

On an ongoing basis, the Company will require cash to support regulatory capital in its regulated subsidiaries and to finance the sales commissions associated with new products.  Management believes that existing cash and credit facilities, along with cash flows generated from operations, will permit the Company to manage its resources efficiently, maintain sufficient liquidity to meet ongoing working capital requirements and ensure compliance with regulatory capital requirements.

DUNDEE CORPORATION

CONTINGENCIES, COMMITMENTS AND OFF BALANCE SHEET OBLIGATIONS

The following table summarizes payments due for the next five years and thereafter in respect of our contractual obligations and the obligations of our subsidiaries.

(i)

In April 2004, the Company renegotiated its revolving term credit facility, extending the maturity date to April 28, 2005.  In addition, the revolving term credit facility available to Dundee Wealth’s subsidiary was also renegotiated with the maturity extended to December 29, 2005.

(ii)

Operating lease obligations include minimum lease commitments to landlords, suppliers and service providers.  Several of these leases oblige the Company or its subsidiaries to pay additional amounts if usage or transaction activity exceeds specified levels.

(iii)

Other debt is reported exclusive of obligations under the Income Trust arrangements described in note 9 to the 2004 Audited Consolidated Financial Statements and aggregating $9.3 million at December 31, 2004 as these obligations are contingent on the underlying net asset value of mutual fund units financed by these arrangements.

(iv)

Other debt does not include Dundee Realty’s obligations under the rent supplement arrangements with Dundee REIT as obligations will vary based on vacated space of certain of Dundee REIT’s revenue properties as discussed in note 12 to the 2004 Audited Consolidated Financial Statements.

As a part of the creation of Dundee REIT, Dundee Realty entered into the following contractual arrangements with Dundee REIT:

  Dundee Realty retained the ownership of 50% of the property management company which provides property management services to Dundee REIT.  Under the property management arrangements, Dundee Realty agreed to provide Dundee REIT with a rent supplement that is computed using a formula based on vacant space of certain of Dundee REIT’s revenue properties.  The term of the rent supplement beginning June 30, 2003, is five years for office and retail space and three years for industrial space.  For the year ended December 31, 2004, the Company paid $3.4 million in respect of this rent supplement.

  Dundee Realty has agreed to guarantee certain debt associated with some of the properties that have been transferred to an indirect subsidiary of Dundee REIT.  As at December 31, 2004, the aggregate of such guarantees was $35 million.  Dundee Realty was indemnified by Dundee REIT in respect of these guarantees.

In addition, the Company has made the following commitments in respect of its real estate division:

  Dundee Realty has provided a guarantee in the amount of $15.0 million in connection with a $32 million loan obtained by the joint venture of the Historic Distillery District in which Dundee Realty has a 50% interest.

  Dundee Realty had commitments under land purchase agreements totaling $20.8 million as at December 31, 2004 which will become payable in future periods upon the satisfaction of certain conditions pursuant to such agreements.  In addition, estimated costs to complete land or housing and condominium projects under development not already accrued as at December 31, 2004 amounted to $3 million.

  Dundee Realty conducts its real estate activities from time to time through joint ventures with third party partners.  The Company is contingently liable for the obligations of the other owners of the unincorporated joint ventures in the amount of $27.8 million as at December 31, 2004, inclusive of the $15 million guaranteed amount mentioned previously.  The Company would have available to it the other venturers’ share of assets to satisfy the obligations, if any, that may arise.

DUNDEE CORPORATION

In addition, on June 30, 2003, we entered into a shareholders’ agreement with the management shareholders of Dundee Realty and agreed to repurchase their shares in certain circumstances.  If the repurchase occurs prior to June 30, 2005, the aggregate purchase price is deemed to be $3.6 million, otherwise the purchase price is fair market value at the time of the purchase.  Options to purchase an additional 1% interest in Dundee Realty each year for a five-year period at a price of $420,000 for each 1% exercised were initially issued to the management shareholders on June 30, 2003.  During 2004, one of the management shareholders sold his interest in Dundee Realty to the other shareholders and options to purchase a 1% interest in Dundee Realty exercisable in 2004 and 2005 were cancelled.

The Company and its subsidiaries have lease agreements in respect of premises.  Minimum payments in respect of these obligations are detailed in note 12 to the 2004 Audited Consolidated Financial Statements.

Certain of Dundee Wealth’s subsidiaries have previously entered into agreements for the financing of sales commissions on mutual fund sales.  Some of these agreements are in the form of distribution arrangements whereby the financing entity financed the sales commissions directly.  We pay a distribution fee as consideration under these agreements, which is calculated as a percentage of the net asset value of the related mutual fund units, and recorded as an expense in the period incurred.

On the creation of DWM, we entered into a shareholders’ agreement along with Dundee Wealth and with Caisse de dépôt et placement du Québec (“Caisse”), the non controlling shareholder of DWM.  The agreement provides that in certain circumstances, Caisse will have the right to require DWM, Dundee Wealth or the Company to repurchase all or part of its interest in DWM at fair market value.

We are subject to a trust indenture in respect of the $150 million unsecured debentures that are issued and outstanding.  The trust indenture contains various covenants and provisions which may include restrictions on our ability, or on the ability of certain of our subsidiaries, to incur additional debt.

Each of Dundee Corporation, Dundee Wealth and Eurogas has established share incentive plans for employees, officers and directors and in the case of Dundee Wealth, for independent financial advisors and service providers.  These share incentive plans, the number of shares granted and issuable and their impact on current reported net earnings are outlined in note 11 to the 2004 Audited Consolidated Financial Statements.  Dundee Wealth has also granted shares to employees and independent financial advisors that will be issued in the future, contingent on certain conditions that are generally designed to encourage retention of employees over time, or to reward the attaining of excellence in providing profitability to the Company.

Investment in Dundee Wealth Bank

In November 2004, Dundee Wealth Bank received its Schedule I bank charter from the Office of the Superintendent of Financial Institutions (“OSFI”) and expects to receive its license to commence business in April 2005.  Dundee Corporation has committed to provide the initial capitalization for Dundee Wealth Bank of $12 million and has provided various undertakings to OSFI and to the Canadian Deposit Insurance Corporation in connection with Dundee Wealth Bank’s memberships.  Dundee Wealth Bank will provide banking products and services to financial advisors and clients of Dundee Wealth.  In connection therewith, the Company has incurred approximately $6 million in investigative, development and regulatory related start up costs.  Of this amount, approximately $1.2 million will be recorded as capital assets of the bank and the remaining amount will be amortized to income over a five-year period, either by Dundee Wealth Bank or by Dundee Wealth.

DUNDEE CORPORATION

Financial Instruments

From time to time, Dundee Wealth’s brokerage subsidiary may enter into various derivative instrument contracts to meet the needs of customers, earn trading income and manage exposure to market or foreign exchange risk.  At December 31, 2004, we held foreign exchange contracts with a notional amount of $18.9 million (2003 – $18.5 million) which we use to mitigate our foreign exchange exposure to the U.S. Dollar.  The principles of hedge accounting were not applied and therefore, fluctuations in the U.S. foreign exchange rate may impact our operating results.

Our resource segment may utilize derivative financial instruments to manage financial risks, including commodity risks.  Hedge accounting may be applied to certain of these derivative financial instruments.

We are also exposed to market risk from fluctuations in the price of other financial instruments, including brokerage securities owned and brokerage securities sold short and our corporate investment holdings.  Market risk may occur with volatility in interest rates and global market conditions.  These fluctuations may have an impact on our operating results.

RELATED PARTY TRANSACTIONS

Other than as disclosed elsewhere in these consolidated financial statements, the particulars of related party transactions as at and for the years ended December 31, 2004 and 2003 are discussed below.

Wealth Management Revenues

Dundee Wealth and its subsidiaries, in the course of their regular business activities, have routine transactions with affiliated companies of Dundee Corporation, including certain of our equity accounted investees.  Generally, transactions between Dundee Wealth and these related entities are conducted on normal market terms and are recorded at their exchange value.

In the normal course of its business, Dundee Wealth’s investment management subsidiary will purchase or sell securities through registered brokers for the benefit of mutual fund clients and other discretionary client portfolios.  These transactions may, from time to time, be conducted through Dundee Wealth’s brokerage subsidiary.  These transactions are conducted at a negotiated discounted schedule.

Dundee Wealth’s brokerage subsidiary may participate in corporate finance related activities, including financial advisory activities, with or on behalf of other entities in the Company, including equity accounted investees of the Company or fiduciary accounts managed by Dundee Wealth’s investment management subsidiary.

Officers and directors of the Company and its subsidiaries may make use of the facilities of Dundee Wealth’s brokerage firm or mutual fund dealer.

Corporate Investments

As at December 31, 2004, we had investments with a carrying value of $24 million (2003 - $40 million) which are managed by a subsidiary of Dundee Wealth.  Transactions in respect of these assets were conducted on the same basis as third party investors.

Shareholder Loans

The Company has made loans to shareholders and certain officers of the Company and its subsidiaries, aggregating $1.9 million, primarily to acquire shares of the Company.  The underlying shares acquired generally secure these loans.

DUNDEE CORPORATION

MANAGING RISK

The wealth management industry in Canada has experienced considerable growth in the past decade.  Changing demographics and concern about financial security in retirement, compounded by a continuing low-interest rate environment, are expected to result in a continued increase in assets available for investment.  In recent years, investors have endeavoured to increase their knowledge of available investment products and services, and wealth management firms have responded by increasing the availability of, and access to, information in respect of these wealth management products and services.  Simultaneously, there has been an increase in the number, type and sophistication of products and services offered by financial institutions.  The Company believes that these changing factors will result in an increased number of investors seeking some level of professional financial and investment advice in managing their investments.  Dundee Wealth is well positioned to meet this challenge as it continues to establish itself as a fully integrated wealth management business, combining professional investment management products, solutions and services with knowledgeable financial advisory professionals.

Creating, Attracting and Retaining AUM and AUA

The profitability of Dundee Wealth is directly related to its ability to create, attract and retain AUM and AUA.  These assets are subject to a fee, generally calculated as a percentage of their net asset value.  Should a sizable number of clients seek to terminate their arrangements with Dundee Wealth and withdraw assets, the Company’s profitability would be adversely affected.

Investment performance continues to play an important role in the Company’s ability to sell financial products and retain customers.  As at December 31, 2004, approximately 81% (2003 – 86%) of the total AUM in the Dynamic Mutual Funds ranked in the top two quartiles of peer group equivalents as measured by one of Canada’s leading investment fund research firms based on one-year performance and approximately 90% (2003 – 89%) based on three-year performance.  There can be no assurances that Dundee Wealth will be able to continue to achieve superior returns relative to its competitors in future periods.

Dundee Wealth demands the highest standards of ethics, knowledge and professional judgement from its extensive network of established financial advisors.  Dundee Wealth’s client base is diversified and ranges from high net worth investors to investors who are just beginning to accumulate financial assets.  Dundee Wealth’s financial advisors are positioned to service the varying demands of these investors.

Market Influences

Negativity in domestic and international capital markets may challenge Dundee Wealth.  The movement of capital markets is beyond the control of Dundee Wealth but, to a significant degree, may impact on the Company’s overall profitability.  Revenues from Dundee Wealth’s investment management arm are primarily based on the market values of AUM, generally determined using trading values of underlying securities in global markets.  The unpredictability of the global economy may also affect retail and institutional clients' willingness to actively trade in capital markets, impacting Dundee Wealth’s commission revenues as well as trading and corporate finance activities.  Declining interest rates may reduce the interest spread earned by Dundee Wealth’s brokerage subsidiary on amounts borrowed in margin accounts.

Competition

Dundee Wealth operates in a highly competitive environment that includes other providers of wealth management products such as mutual funds and private client investment managers, financial advisors, investment dealers, banks and insurance companies, some of which have greater financial or other resources than Dundee Wealth.  In order to remain competitive, Dundee Wealth will continue to be innovative in the development of financial products and solutions for its clients, to monitor its investment performance, and to provide the highest level of service to its clients.

DUNDEE CORPORATION

There may be competitive pressures from time to time to lower the fees that the Company charges on its products and services which may impact the ability to retain clients in the future.  While changes to management fee rates, commission rates and trailer fee rates will affect the operating results of the Company, management believes that its current fee structure is competitive with its industry peers.

Operating in a Regulated Environment

The regulatory operating environment for wealth management and financial services operations in Canada continues to expand, becoming more regimented and complex.  Dundee Wealth supports regulatory changes that enhance the integrity and reputation of its industry and that protect the interests of its client base.  Dundee Wealth’s compliance personnel actively participate in the development of new legislation and regulation.  However, new regulatory requirements may involve changes to the way we currently conduct our business or may increase the cost and associated profitability of our business.  The Company believes that its ability to comply with all applicable laws and regulations including these emerging changes is dependent upon the establishment, implementation and maintenance of extensive compliance policies and procedures.  Dundee Wealth has a team of experienced compliance personnel that work full time on these efforts.  When Dundee Wealth completes an acquisition, it is possible that the acquired company’s compliance standards may be insufficient or not as developed as those of the Company.  The Company attempts to resolve compliance issues through its due diligence review, however, it is possible that its review will not identify all possible problems.

Regardless of the Company’s effectiveness in monitoring and administering established compliance policies and procedures, the Company, and any of its directors, officers, employees or agents, may be subject to liability or fines which may limit the ability to conduct business.  The Company maintains various types of insurance to cover certain potential risks and continuously evaluates the adequacy of its insurance coverage.  In recent years, the cost of obtaining insurance has increased while the number of insurance providers has decreased.  As a result, the ability to obtain insurance on reasonable economic terms may be more difficult in the future.

Capital Requirements

Certain subsidiaries of Dundee Wealth operate in regulated environments and are subject to minimum regulatory capital requirements.  Accordingly, Dundee Wealth may be required to keep sufficient cash and other liquid assets on hand to maintain capital requirements.  Although each of these regulatory entities currently has sufficient capital, growth of the business may necessitate additional capital requirements and the failure to maintain required regulatory capital may subject the relevant registrant to fines, suspension or revocation of registration or could prohibit the Company from expansion.  The Company monitors the level of regulatory capital required in each of these business units on an ongoing basis to ensure they meet the minimum requirements.

Dundee Wealth currently finances the sales commissions associated with mutual funds sold on a deferred sales charge basis through internal means.  In the past few years, sales of mutual funds have increased significantly, increasing the funding required for these new mutual fund assets.  In periods where the value of mutual fund units sold on a deferred sales charge basis is high, sources of funding other than cash flow from operations may be required in order to pay dealer sales commissions and it is not certain that such additional funding, if needed, will be available on terms attractive to the Company, or at all.

Credit Risks

Dundee Wealth is exposed to the risk that third parties that owe the Company cash, securities or other assets may not fulfill their obligations, due to lack of liquidity, bankruptcy, operational failure or other cause.  These parties include trading counterparties, customers, clearing agents, exchanges, clearing houses, other financial intermediaries, and issuers whose securities are held by us.  Credit risks associated with customers include amounts loaned in margin accounts.  While the Company reviews its credit exposure to specific clients, counterparties and other debtors, default risk may arise from events or circumstances that are otherwise difficult to detect.

DUNDEE CORPORATION

REAL ESTATE

Real estate ownership is generally subject to numerous risks, including changes in general economic conditions, such as the availability and cost of financing or refinancing, local economic conditions, competition of other investors, managers or owners and other factors.  Real estate assets are relatively illiquid.  Such illiquidity may limit our ability to vary our real estate portfolio in response to changing economic or investment conditions.  In recessionary times, it may be difficult to dispose of certain types of real estate.  The costs of holding real estate could be considerable, and as a holder of real estate during a recessionary period, we may be faced with ongoing expenditures with a declining prospect of incoming receipts.

As a result of market conditions, we may not be able to, or may not wish to develop our land holdings.  Development of land holdings and properties that are to be constructed are subject to a variety of risks, not all within our control.  Such risks include lack of funding, variability in construction costs or unforeseeable delays.

As an owner of real property, we are subject to various federal, provincial and state laws relating to environmental matters.  Such laws provide that we could be liable for the costs of removal and remediation of certain hazardous, toxic substances released on or in the Company’s properties, or disposed of at other locations. The Company has insurance and other policies and procedures in place to review and monitor environmental exposure, which it believes mitigates these risks to an acceptable level.

Real estate investments are often made as joint ventures or partnerships with third parties.  These structures involve certain additional risks, including, the possibility that the co-ventures/partners may at any time have economic or business interests inconsistent with ours, the risk that such co-ventures/partners could experience financial difficulties which could result in additional financial demands on Dundee Realty or Dundee REIT to maintain and operate such properties or repay debt in respect of such properties, and the need to obtain the co-ventures/partners consents with respect to certain major decisions in respect of such properties.  The Company attempts to mitigate these risks by performing due diligence procedures on potential partners, contractual arrangements and close monitoring and supervision of the joint venture or partnership.

Cash distributions of Dundee REIT are not guaranteed and may fluctuate with its financial performance.

RESOURCES

The resource industry is highly competitive and, in addition, involves a number of risks.  Revenues and profits depend on market prices for resource commodities, which can fluctuate materially. Adverse fluctuations can have a significant negative effect on our revenues and profitability.  Resource mining and exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  It is also highly capital intensive and the ability to complete a development or exploration project may be dependent on the entity’s ability to raise additional capital.  In certain cases, this may be achieved only through joint venture or other relationships that would reduce the entity’s ownership interest in the project.  There is no assurance that additional resources or reserves in commercial quantities will be discovered by any of the companies or that development operations will prove successful.  Further, many of our resource investees operate in foreign jurisdictions which cause these operations to be subject to business risks inherent in those countries, in addition to business risks generally inherent to the resources industry which may involve matters arising out of government policies, receipt and maintenance of necessary permits and title to properties, imposition of special taxes or

DUNDEE CORPORATION

 similar charges by regulatory bodies, regulations with respect to the environment including clean up and rectification costs, foreign exchange rate fluctuations and controls, access to capital markets, civil disturbances, deprivation or unenforceability of contract rights or the taking of property without fair compensation and credit risk.  In addition, the market prices of securities of resource companies have experienced volatility in the past, often based on factors unrelated to the financial performance or prospects of the underlying company, which include general economic conditions and cycles and macroeconomic developments.

INVESTMENT HOLDINGS

Our investments are in a variety of industry segments and therefore, each investment will be subject to specific risks inherent in the unique business environment in which it operates.  In the case of equity accounted investments, we are required to record our share of income or loss from these investments and accordingly, our earnings may be negatively affected.  Further, to the extent that the investment is a public company, the investment is subject to market forces which may fluctuate beyond our control.  Certain of our private company holdings are illiquid and disposition may be difficult.  We may realize lower proceeds of disposition in the event that we are required to dispose of an investment at a point in time when market prices are low.  We mitigate this risk by utilizing our revolving credit facilities so that we can maximize the timing of any dispositions.

GENERAL

Future Acquisitions and Integration

Certain of the Company’s subsidiaries have implemented a growth strategy that has relied in part on acquisitions and associated realization of operating synergies.  Successful acquisition requires the Company to identify suitable candidates for purchase on acceptable terms, and the acquired business to be successfully integrated in a timely and non-disruptive manner towards minimizing the risk of loss of client business.  Even with the investment of management and financial resources, an acquisition may not produce the anticipated revenue, earnings or business synergies.  In addition, acquisitions can involve non-recurring charges and, if not successful, the write-off of amounts of goodwill and other intangible assets that could have an adverse effect on the Company’s financial results.  Management performs an extensive review of the value of goodwill and other intangible assets on an ongoing basis, which review has not identified any required adjustments.

The Company continually reviews technology developments in the industry towards maintaining competitiveness.  Recent development delays related to certain aspects of the brokerage division’s back-office systems have been encountered which may impact the timing of future conversions and the realization of operating cost synergies in connection with the acquired Cartier operations.

Raising Capital

The Company and/or its subsidiaries may be required to raise additional funds through public or private financing, strategic relationships or other arrangements for a variety of purposes, including business acquisitions, to capitalize on unanticipated opportunities, as well as to respond to competitive pressures.  Additional equity funding will reduce the percentage ownership of the existing shareholders of the Company and may dilute net book value per share.  It is also possible that any such equity funding may involve securities which have rights or privileges senior to those of holders of common shares or that any debt financing, if available, may involve restrictive covenants.  There can be no assurance that such additional funding, if needed, will be available on economic terms, or at all.

DUNDEE CORPORATION

FUTURE ACCOUNTING CHANGES

Consolidation of Variable Interest Entities

In August 2004, the CICA issued revised CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG 15R”), which will become effective for the Company’s 2005 year.  The revised guideline was released to harmonize with counterpart pronouncements in the United States.  The guideline defines requirements for the application of consolidation accounting to certain entities that are subject to control on a basis other than ownership or voting interest.  During the first quarter of 2005, the Company completed its assessment of the standard, in particular in respect of certain mutual fund entities that it manages and which experience low volatility of returns and has concluded that the impact to the consolidated financial statements of the Company will not be material.

The real estate division has evaluated its interests in joint ventures and has determined that certain joint ventures are Variable Interest Entities.  However, Dundee Realty has determined that it is not the primary beneficiary under these arrangements as at December 31, 2004.  Dundee Realty will re-evaluate this determination following changes to financing and business activities related to these joint ventures.  Dundee Realty currently uses the proportionate consolidation method to account for its interests in joint ventures.

Financial Instruments

In January 2005, the CICA released CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, and two related standards, Section 3865, “Hedges”, and Section 1531, “Comprehensive Income”.  These standards reflect the view that fair value, not historical cost, is the appropriate way for measuring financial instruments.  The new section is expected to be effective for the 2007 fiscal year.  Under the new standards, the only financial instruments that can be carried at historical cost are items such as trade receivables, trade payables and certain financial liabilities.  Otherwise, financial instruments should generally be classified as “trading”, “held to maturity” or “available for sale”.  Financial instruments that are classified as “held to maturity” should be carried at amortized cost.  Financial instruments that are designated as “available for sale” must also be stated at fair value, but unrealized gains and losses will be applied directly to shareholders’ equity in a new category called “other comprehensive income”.  Realized gains and losses and impairments in values on “available for sale” securities will continue to be reflected through earnings.  Equity accounted investments will continue to be accounted for based on the principles of equity accounting.  The Company is currently evaluating the impact of applying the new standards.  The Company does not expect Section 3865, “Hedges”, to have a material impact on the consolidated financial statements.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward looking statements about the Company, including its business operations, strategy and expected financial performance and conditions.  Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry, generally.  These forward looking statements are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  The reader is cautioned to consider these and other factors carefully and not place undue reliance on forward looking statements.  The Company has no specific intention to update any forward looking statements whether as a result of new information, future events or otherwise.  The risks, uncertainties and other factors that could influence actual results are described in the “Risk and Uncertainties” section of this Management’s Discussion and Analysis and are based on information available as of March 24, 2005.

DUNDEE CORPORATION

INFORMATION CONCERNING DUNDEE CORPORATION

Additional information concerning Dundee Corporation, including a copy of the Company’s Annual Information Form may be found on SEDAR at www.sedar.com.  The Company’s 2004 AIF will be available on March 31, 2005.

Toronto, Ontario

March 24, 2005

DUNDEE CORPORATION